Exhibit 99.3

022A9B Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free 1-866-964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for GFL ENVIRONMENTAL INC. Annual General Meeting Meeting Date and Location: When: May 14, 2025 Where: Online at https://meetings.lumiconnect.com/400-893-765-340 10:00 am (Eastern Time) Password: gfl2025 You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: http://investors.gflenv.com OR www.sedarplus.ca GFL ENVIRONMENTAL INC. How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 30, 2025. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For more information regarding notice-and-access you may contact our transfer agent Computershare Investor Services Inc. at 1-866-964-0492. Shareholders may request to receive a paper copy of the meeting materials for up to one year from the date the materials were filed on www.sedarplus.ca. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - (303) 562-9305 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact GFL Environmental Inc. by calling (905) 326-0101 Ext. 60865 or by emailing ir@gflenv.com.

022AAA Fold Fold Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Election of Directors - Shareholders will be asked to elect directors for the ensuing year. Information respecting the election of directors may be found in the Information Circular under “Proposal 1 - Election of Directors”. 2. Appointment of Auditor - Shareholders will be asked to appoint KPMG LLP as auditor of GFL Environmental Inc., to hold office until the next annual meeting of the shareholders, at such remuneration to be determined by the board of directors. Information respecting the appointment of auditor may be found in the Information Circular under “Proposal 2 - Appointment of Independent Auditor”. 3. Consideration of Company Approach to Executive Compensation - Shareholders will be asked to consider an advisory non-binding resolution on GFL Environmental Inc.’s approach to executive compensation. Information may be found in the Information Circular under “Proposal 3 - Advisory Vote on Executive Compensation”. Annual Financial statement delivery • No Annual Report (or Annual Financial Statements) is (are) included in this mailing Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. Your Proxy or Voting Instruction Form must be received by May 12, 2025 at 10:00 a.m. (Eastern Time). PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING